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RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

May 31, 2017

Karen Rossotto, Esq.
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-0504

Re:	NB Crossroads Private Markets Fund V (TE) LP
File No. 811-23245

Dear Ms. Rossotto:

We are writing in response to your comments dated April 28, 2017 with respect to the registration statement on Form N-2 under the Investment Company Act of 1940, as amended (“1940 Act”), filed on March 31, 2017 on behalf of NB Crossroads Private Markets Fund V (TE) LP (the “Fund”), a closed-end management investment company. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf.

On behalf of the Fund, set forth below are the Securities and Exchange Commission (the “SEC”) staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Comment 1.         Please confirm in correspondence to us compliance of the Fund and the Offshore Fund with the requirements of the staff’s no-action position in Man-Glenwood Lexington TEI, LLC and Man-Glenwood Lexington TEI, LDC (pub. avail. April 30, 2004) (the “Man Group Letter”). Alternatively, please describe to us the authority the Fund and the Offshore Fund are relying on to comply with sections 7(d) and 12(d) of the 1940 Act.

Response 1.          The Fund and the Offshore Fund will comply with all of the requirements of the Man Group Letter.  The Fund will invest all or substantially all of its assets in the Offshore Fund, which will invest all or substantially all of its assets in the Master Fund.  The Fund will be the general partner of the Offshore Fund and will control the Offshore Fund; the board of directors of the Fund will conduct the management and business of the Offshore Fund.  The Offshore Fund will be a conduit between two registered investment companies as contemplated in the Man Group Letter. As such, the three-tier, master/feeder arrangement is intended to operate like a two-tier, master/feeder arrangement between two registered investment companies, as contemplated in the Man Group Letter.

Comment 2.         Please disclose in an appropriate place within the registration statement the date the Master Fund commenced operations.

Response 2.          Since the Master Fund has not yet commenced operations, the disclosure has been revised accordingly to clarify that the Master Fund is expected to commence operations after the initial closing of the Fund as well as when the Master Fund was organized in the state of Delaware.

Comment 3.          On page 4, please clarify if “initial closing” under Investment Period and Term refers to the initial closing of the Fund or the Master Fund.

Response 3.          The disclosure has been clarified to refer to the initial closing of the Fund.

Comment 4.          On page 10, in the opening paragraph of Risk Factors, it discloses “[b]ecause the Fund will invest all or substantially all of its assets in the Master Fund in pursuit of its investment objectives. . . .” Please clarify here that the Fund will invest in the Offshore Fund and indirectly in the Master Fund.

Response 4.          The disclosure has been revised accordingly.

Comment 5.          In Risk Factors, please disclose the risks associated with investing in the Offshore Fund. In doing so, please include the risk disclosure from page 96 under the heading Offshore Fund Not Registered Under 1940 Act, as well as any other relevant risk considerations.

Response 5.          The disclosure has been revised accordingly.

Comment 6.          On page 12, in Summary of Offering Terms, Offshore Fund, it discloses that “responsibilities of the Offshore Fund . . . will be performed by the officers and service providers of the Fund.” Does the Offshore Fund have a separate advisory agreement with the Adviser? Please include the agreement as an exhibit to the registration statement. Please also confirm the Offshore Fund’s compliance with Section 15(c) of the 1940 Act.

Response 6.          The Offshore Fund will not have a separate investment advisory agreement with the Adviser, because as a feeder fund, the Offshore Fund will invest all or substantially all of its assets in the Master Fund.

Comment 7.          On page 19, in Summary of Offering Terms, Expenses, it discloses that “[t]he Offshore Fund is expected to have minimal expenses.” Please confirm that these expenses are included in Other Expenses in the Fund’s fee table.

Response 7.          We hereby confirm that the estimated expenses of the Offshore Fund are included in Other Expenses in the Fund’s fee table.

Comment 8.          On page 23, it discloses that “[a]s the Offshore Fund’s general partner, the Fund performs a function equivalent to that of a board of directors in a U.S. corporation.” Please confirm in correspondence to us that the Offshore Fund, and the Fund (acting as the Offshore Fund's Board) will agree to 1) designate an agent for service of process in the United States and 2) to inspection by the SEC staff of the Offshore Fund's books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response 8.          We hereby confirm that the Offshore Fund, and the Fund (acting as the Offshore Fund's Board) will agree to designate an agent for service of process in the United States and agree to inspection by the SEC staff of the Offshore Fund’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Comment 9.         On page 85, there is a section entitled Concentration of Portfolio Fund Investments. To avoid any confusion, if possible, please replace the word “concentration” with a similar term so as not to imply the Fund is “concentrated” under the 1940 Act.

Response 9.          The disclosure has been revised accordingly.

Comment 10.        On page 91, in the first paragraph, please include a brief explanation of internal rate of return.

Response 10.        The disclosure has been revised accordingly.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.  Thank you.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz